Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

Year-to-Date Ended
September 25, 2009
($ in millions)

Earnings:
Income before income taxes	$1,020
Less: Net income attributable to noncontrolling interests	(7)

Income before income taxes after noncontrolling interests	$1,013
Add:
Interest expense	195
Amortization of debt expense	8
Interest component of rent expense	45

Earnings	$1,261

Fixed charges:
Interest expense	195
Amortization of debt expense	8
Interest component of rent expense	45

Fixed charges	$248

Ratio of earnings to fixed charges	5.08